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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)


                                  METRISA, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                  591 59 V 106
                                 (CUSIP Number)


                               SEPTEMBER 30, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [X]  Rule 13d-1(c)

                  [ ]  Rule 13d-1(d)




                         (Continued on following pages)




                                Page 1 of 6 Pages

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CUSIP NO. 591 59 V 106

                                  SCHEDULE 13G
                             (cover page continued)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FINOVA Mezzanine Capital Inc.
                  62-1583116

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
         (A) [ ]
         (B) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Tennessee

NUMBER OF SHARES  5.       SOLE VOTING POWER

                  143,738 shares upon exercise of immediately exercisable warrants

BENEFICIALLY      6.       SHARED VOTING POWER

                  0

OWNED BY EACH     7.       SOLE DISPOSITIVE POWER

                  143,738 shares upon exercise of immediately exercisable warrants

REPORTING PERSON  8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  143,738 shares upon exercise of immediately exercisable warrants

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  12.3%

12.      TYPE OF REPORTING PERSON

                  Co


                               Page 2 of 6 Pages
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                                  SCHEDULE 13G

ITEM 1(A). NAME OF ISSUER:

           Metrisa, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           25 Wiggins Avenue
           Bedford Massachusetts 01730
           617-257-3300

ITEM 2(A). NAME OF PERSON FILING:

           FINOVA Mezzanine Capital Inc.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           500 Church Street
           Suite 200
           Nashville, TN  37219

ITEM 2(C). CITIZENSHIP:

           Tennessee

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(E). CUSIP NUMBER:

           591 59 V 106

ITEM 3. FILING PURSUANT TO RULE 13d-1(c). THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c)


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ITEM 4.    OWNERSHIP:

              (A)      AMOUNT BENEFICIALLY OWNED:

                       143,738 shares upon exercise of immediately exercisable warrants

              (B)      PERCENT OF CLASS:

                       12.3%















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                              SCHEDULE 13G

              (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                       (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                143,748 shares upon exercise of immediately exercisable warrants

                       (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                                0

                       (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                143,748 shares upon exercise of immediately exercisable warrants

                       (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              N/A

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              N/A

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

              N/A

ITEM 10.   CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                  SCHEDULE 13G

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      FINOVA MEZZANINE CAPITAL INC.

                                               By: /s/ John B. Burtchaell
                                                   -----------------------------
                                                   John B. Burtchaell,
                                                   Vice President
                                                   On behalf of FINOVA Mezzanine
                                                   Capital Inc.

Date: February 14, 2000












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